SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)

The First Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

318916103

(CUSIP Number)

January 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons	Kenneth R. Lehman
	I.R.S. Identification Nos. of Above Persons	NA

2)	Check the appropriate box if a Member of a Group (See instructions)
(a) ☐
(b) ☐

3)	SEC use only

4)	Citizenship	USA

Number of	(5)	Sole Voting Power	2,963,298
Shares
Beneficially	(6)	Shared Voting Power	0
Owned by
Each Reporting	(7)	Sole Dispositive Power	2,963,298
Person
With	(8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,963,298

10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11)	Percent of Class Represented by Amount in Row 9	9.6%

12)	Type of Reporting Person (See Instructions)	IN

Item 1(a) Name of Issuer: The First Bancshares, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices: 6480 U.S. Highway 98 West, Suite A, Hattiesburg, MS 39402.

Item 2(a) Name of Person Filing: Kenneth R. Lehman.

Item 2(b) Address of Principal Business Office or, if none, Residence: 122 N. Gordon Rd., Ft. Lauderdale, Florida 33301

Item 2(c) Citizenship: USA

Item 2(d) Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 318916103

Item 3: Not applicable

Item 4: Ownership

(a)	Amount beneficially owned		2,963,298
(b)	Percent of class		9.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	2,963,298
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	2,963,298
	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5: Ownership of Five Percent or Less of a Class. Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7: Identification and Classification of the Subsidiary that Acquired Securities Being Reported On. Not applicable

Item 8: Identification and Classification of Members of the Group. Not applicable

Item 9: Notice of Dissolution of Group. Not applicable

Item 10: Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 1, 2023

/s/ Kenneth R. Lehman

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Kenneth R. Lehman